Filed by The Real Brokerage Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RE/MAX Holdings, Inc.

(Commission File No. 001-36101)

The following is an excerpt from a portion of the transcript of The Real Brokerage Inc.’s earnings call to discuss financial results for the first quarter of fiscal 2026 held on May 7, 2026:

EXCERPTS FROM TRANSCRIPT OF THE REAL BROKERAGE INC. (“REAL”) EARNINGS CONFERENCE CALL HELD ON MAY 7, 2026

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Tamir Poleg (Real)

Now on REMAX, last week we announced a definitive agreement to acquire RE/MAX Holdings Inc. in a transaction that implies an enterprise value for REMAX of approximately $880 million as of the transaction announcement date.

I know this is top of mind for everyone on the call, so let me tell you why we announced this transaction and why now. At its core, Real REMAX Group will unite an iconic real estate brand and franchise network with our innovative technology and the fastest growing major public real estate brokerage. Real has built the platform, the technology and the agent aligned community and economics. REMAX has the brand recognition, the global network and decades of trust with some of the most productive agents in the business. Together, we believe we can create a platform that is genuinely differentiated and purpose built to be a leading presence in this industry for the next generation of real estate professionals and entrepreneurs.

The financials are compelling. Based on 2025 results, REMAX generated approximately $94 million of high margin adjusted EBITDA, mostly from recurring franchise fees, representing a transaction value of roughly 9 times trailing adjusted EBITDA or about 7 times post synergies. As a reminder, these figures are based on results at the bottom of the housing cycle.

Last year, the combined Real and REMAX networks closed over 700,000 transaction sites in the United States alone. That reflects a significant opportunity to grow our ancillary title and mortgage businesses. To put some numbers around what that means, we estimate a 1% attachment rate on One Real Mortgage across that addressable transaction base, would generate approximately $25 million of high margin revenue for the combined company post closing. Similarly, we estimate a 1% attachment rate on title would generate over $10 million of revenue for the combined company. Our goal over time is to be much higher than 1%, so you can see how these numbers can genuinely transform the P&L over time.

We also see significant opportunity to utilize our AI-powered consumer home search portal HeyLeo, to further nurture and monetize the 1 million annual leads generated across remax.com and remax.ca given the brand's strong trust with consumers. REMAX is a brand built on production. The average REMAX agent closes over 10 transactions a year, roughly double the industry average. These are exactly the kind of high producing, full-time professionals that our technology platform and ancillary businesses are designed to support.

Meanwhile, the cost synergy opportunity of $30 million is grounded in real, visible and duplicative costs. Two public company cost structures, shared services, vendor contracts, nothing that we believe is aspirational. We are standing up our integration team now and we will keep investors updated as we make additional progress.

I also want to speak directly to agents on both sides of this combination, because I know there are questions about what this means for you. The answer is straightforward. Real and REMAX will continue to operate as separate brands with separate and distinct value propositions. If you are a REMAX agent who thrives working in office side by side with your broker-owner and your team, that is not changing. What you can look forward to is access to new technology, tools and services that Real has built, which will be available to you upon closing.

And if you're a Real agent, you will continue to have all the flexibility and benefits of our model. Nothing about that changes. These are complementary businesses, each serving different agents in different ways, soon to be operating under one roof. When you have reZEN as your single system of record, Leo AI helping you run your business everyday, Real Wallet getting you paid faster with access to lines of credit and integrated title and mortgage services all inside one ecosystem, it's really hard to walk away from that. Every tool we add makes the platform more valuable, and every agent who joins makes the community stronger and I think Q1 is showing exactly that.

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Jenna Rozenblat (Real)

In March, we named Jason Cassity as Chief Growth Officer, a newly created executive role designed to accelerate agent growth and continue building one of the industry's most innovative collaborative agent communities. Before joining our executive team, Jason spent 13 years as a top producing realtor and team leader in San Diego. He also served as a Growth Ambassador for Real, working closely with agents and leadership to attract top talent and strengthen community engagement. Jason stepped away from his personal production to ensure that every agent who joins Real and soon the Real REMAX Group has the tools, the technology and the community they need to achieve their own greatness. Jason will own agent acquisition, activation and engagement strategy across our markets, partnering closely with our Growth Ambassador network and top teams and agents. We are very excited to welcome him into this role.

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Jenna Rozenblat (Real)

And finally on REMAX. I have taken on the role of Chief Integration Officer for the combined company and I want to share why I'm so confident that we can deliver significant value both at the company level and at the individual office level. That confidence comes from our DNA. We've spent over a decade using technology to streamline brokerage operations at scale, building reZEN, deploying Leo AI and automating workflows that used to require manual intervention. We know how to run a lean technology enabled brokerage efficiently, and we know how to bring agents onto a platform in a way that enhances their businesses without disrupting what they have built. That experience is directly transferable to REMAX franchisees and it is the foundation of our on the ground integration approach.

The REMAX franchise network is filled with thousands of franchisees who have built incredible businesses and who deserve the best tools, the best support and the best technology the industry has to offer. I genuinely look forward to working with the REMAX team, agents and franchisees to build the technology enabled real estate platform of the future together. The opportunity in front of us is significant and I believe we have exactly the right team and foundation to capture it.

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Ravi Jani (Real)

Total operating expenses, including G&A, marketing, R&D and acquisition related costs were $45.6 million in the first quarter, up 17% from $39.1 million last year. Operating expenses included approximately $300,000 in expenses related to the REMAX acquisition.

As a percentage of revenue, operating expenses improved to 9.8%, down approximately 130 basis points from 11.1% a year ago, reflecting our commitment to grow OpEx at a slower pace than revenue and gross profit. I do want to flag that we expect Q2 operating expenses to reflect a more material step up in REMAX acquisition related costs. We will break these out as non-recurring items in our disclosures.

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Tamir Poleg (Real)

We didn't have to pivot to AI, we didn't white label our way into fintech, we've built the infrastructure transaction by transaction, agent by agent year after year because we knew that someday technology would catch up to the vision. That day has arrived and with the REMAX transaction, we will soon have the network and the reach to bring it to life at a scale that we believe can transform how people buy and sell homes. You cannot vibe code this. You have to dream it, build it and earn it. And we have spent over a decade doing exactly that. I speak to you today as a CEO, as a Co-Founder and as one of the largest individual shareholders of this company. I have never been more excited about our future than I'm right now. The opportunity in front of us is generational, and I deeply believe the best days of this company are ahead of us.

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Stephen Sheldon (William Blair & Co. LLC)

First, just wanted to see – I know it's very early, but just what you can share about the feedback you've received so far from REMAX franchisees on the deal, has there been much pushback? And then I guess how much interest have they shown [indiscernible] (00:24:02) how much interest have they shown in potentially adopting reZEN and your broader technology platform since that's something that won't be mandated upon them? I guess, what's kind of the early feedback you're hearing from that network?

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Tamir Poleg (Real)

So, REMAX management has been working very closely with the REMAX network and the franchisees, and the initial feedback I think was a little bit of a mixed excitement and surprise. I think that naturally people don't really like change. So at the beginning there was a need to heavily communicate and kind of provide them the background and how management looks at the combination of the two companies. I think that very quickly it shifted to a lot of excitement on the REMAX network side and we also heard that many of them are starting to look into reZEN, trying to understand. We received some calls from Real agents who received calls from REMAX agents who wanted to learn more about the technology. So there's definitely a lot of interest and a lot of excitement, and we will need to continue and communicate and make sure that there's a lot of clarity around the combination of the company and the timeline – the companies and the timeline and what will be available to the REMAX network and when, but I think that there is a lot of support to the combination and the merger of the two companies.

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Jason Weaver (JonesTrading Institutional Services LLC)

I believe that you held an internal town hall on the date of the announcement of the – of the combination. Can you speak about any of the early reads or concerns on agent perceptions around the combination with REMAX and if you think that might influence any significant churn in the population?

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Tamir Poleg (Real)

So, yes, one of the first thing we did on that morning was to speak to our agent community and invite everybody to a town hall where we presented the transaction and answered a lot of questions. I think that overall there was just immense enthusiasm and excitement around the transaction. And obviously agents wanted to understand a little bit better what does it mean for them? Is the model changing? Is anything changing on the technology side? Is there anything changing on the revenue share program, on the stock purchase program? We told them that nothing changes for now. It's business as usual, obviously. But we also indicated that this combination will allow us to invest even more in growth in technology and more in just strengthening the value proposition, both on the Real side – or on the Real model and on the REMAX model. So the initial feedback was very supportive from Real's agent community.

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Jason Weaver (JonesTrading Institutional Services LLC)

Thank you. Good to hear. And then I was wondering if you could speak to any thoughts of further over the horizon expected synergies upon the longer scale integration of both companies?

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Ravi Jani (Real)

But I think as you've seen in other M&A transactions in the sector, What you underwrite – the transaction queue is based on a – from a synergy standpoint is sort of based on what you can see before you own the combined company and you can look under the hood and kudos to [ph] Compass (00:30:54), they've done a great job of executing on their synergies in a very short period of time and I think you've seen in transactions in this sector and other sectors that once two players combine, there's always more opportunity than you think going in. And so, we underwrote the transaction with $30 million of synergies. If – once we own the businesses and we get the best athletes together and figure out how the go-forward business looks for the next decade, could that synergy number change? Yes, of course. And I think we'll be vigilant and thoughtful in how we execute on that path. But needless to say that Real is a very efficient organization and we will continue to be very efficient as Real REMAX Group.

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Tamir Poleg (Real)

Yeah, as I mentioned on my prepared remarks, we think that there's tremendous opportunity in just expanding title, mortgage and Real Wallet to the REMAX network just with the 700,000 annual transactions in the US. Just capturing a portion of that will be huge for revenue at a high margin; remax.com and remax.ca generates roughly 1 million leads a year. Those are high intent leads. Those are folks that visited the websites, looked at properties and wanted to receive more information. We want to put Leo to work on those websites, so Leo can actually nurture the leads and then hand them over to an agent who's ready to transact and take the buyers through the process. So we think that there is a potential to monetize significantly over there.

And just generally speaking, I think that coming in with real growth mindset and just a stronger value proposition for the REMAX side, I think, will help change the trajectory of the growth in agent count in the US and Canada. We believe that with a stronger value proposition and the right messaging and the right energy, we can get REMAX back to growing their agent count in North America and obviously create a platform where every agent in North America can find a home where there is no better alternative for anyone. They can choose either to be on the Real model or on the REMAX model, but they don't need to search anywhere else for brokerage.

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Nick McAndrew (Zelman & Associates)

Maybe you just want to start I think just given the franchising model of the REMAX business and assuming you're planning on keeping the REMAX fee structure in place, do you see this as a way to reduce the cyclicality of the business? And I guess just how different is the productivity profile of a legacy REMAX agent versus kind of a more mature Real agent today?

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Ravi Jani (Real)

And Nick, the question was on REMAX fee model and cyclicality, I mean, I think I can take that and Tamir can address the second part. But for sure, I think the franchise model and you've seen REMAX's results have been incredibly resilient throughout what's been a four-year downturn at this point. They've done an incredible job of protecting the bottom line, which reflects that franchise model, which is just stable and largely recurring with long term contracts with franchisees and so we think it's a really attractive model. It does reduce cyclicality. It does generate high margins in an asset-light nature. And so, look, there are a million reasons we're excited about the REMAX transaction and the REMAX business. And the little less cyclicality in the margins and revenue stream is one of the many.

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Tamir Poleg (Real)

Yeah. On the productivity profile, REMAX agents in 2025 closed around 10.3 transactions per agent on average. Real side was around six and I believe we were number three in the industry. So obviously the REMAX agent productivity is way up there and by far the best in the industry. And this is significantly important when we're talking about the potential for ancillary services attachment because every agent that's opting to a title JV or uses One Real Mortgage is a potential to drive 2 times more transactions compared to a Real agent or any other agent in the industry on average. So we don't necessarily only think about the number of agents that REMAX has, we think about the number of transactions that those agents are bringing.

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Nick McAndrew (Zelman & Associates)

And then maybe just one on the cost side, just thinking about the head count efficiency. I think moving to 85 to 1 from 94 to 1 last quarter. And I guess just when you think about transitioning REMAX franchisees and agents onto reZEN, does the scale of the REMAX network meaningfully accelerate some of the internal AI investments you've already done in brokerage ops just given that larger agent base?

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Ravi Jani (Real)

I don't think they're necessarily related, right, because the technology we're building is really quite scalable, right. It's already being used by 30,000-plus agents across North America and bringing on another 75,000 in North America, it's not going to require a commensurate increase in our investment. I mean, technology is scalable by definition. I think the continued business – we'll continue to invest heavily in AI, in fact, because that's in our DNA and that's our competitive moat. But I don't think it's going to significantly change the level of intensity of investment and that's because it's already quite intense relative to peers and relative to our own budget.

With that being said, on the head count efficiency ratio, I did want to just point out that it is going to be largely P&L neutral. It's – it was a conversion of certain contractor roles to full-time employees, which Jenna mentioned in her script. It's really to drive better service, better local market expertise and also the brokers that we brought on as full-time employees, a proportion of their compensation is going to be tied to driving ancillary attachment in their market. So I think it's a win-win for our brokers, for our agents and for the company.

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Tamir Poleg (Real)

I also have to mention that following the announcement of the – of joining forces with REMAX, we have seen tremendous inbound inquiries related to growth and a lot of interest and our agents are having a lot of conversations with people that are interested in joining. So, we believe that once we close the transaction or even before that, we will see an uptick in growth and that uptick will very likely also be coming from agents that are more productive, care more about the branding, care more about being affiliated with a more established name and I think that, that move establishes us as obviously one of the top brokerages, but it gives a lot of comfort to agents that are on higher end markets.

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Ravi Jani (Real)

Tamir, you addressed this a little bit in your prepared remarks, but how will Real increase revenue from the REMAX acquisition?

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Tamir Poleg (Real)

We believe that it starts with improving the value proposition for agents and franchisees and as you know, Real has been one of the only major publicly traded brokerages who consistently delivered strong organic growth through both strong and weak housing markets. And we believe that comes from the combination of our technology platform, our flexible model and highly collaborative agent community. So by bringing tools like reZEN and Leo AI, Real Wallet and our integrated services into the arsenal of REMAX franchisees and agents, we believe we can help drive stronger agent attraction, retention and franchise growth. But beyond that, as I noted in my prepared remarks, the scale of the combined network creates a meaningful opportunity to grow our high margin mortgage title and fintech businesses, while creating new revenue streams from website leads and just monetizing those website leads. And while the transaction economics don't depend on these revenue opportunities, we certainly will be focusing on delivering them.

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Ravi Jani (Real)

So, we're approaching leverage very conservatively and we're encouraged because both businesses are highly cash generative, they're asset-light. REMAX brings recurring franchise revenue, which creates a lot of visibility into the future free cash flow of the company and so, our first capital allocation priority post close will be deleveraging and we expect to reach the 2 times net debt to adjusted EBITDA by the end of the second full fiscal year following close and as we delever, we'll see both a stronger balance sheet and stronger earnings as we reduce the associated interest expense. And so, we think the debt balance is quite manageable. Even pro forma post-close the leverage of the business will be lower than REMAX standalone. And so, that's on a net leverage ratio basis. And so we'll continue to have the ability to invest in our agents, in our franchisees, in the tech platform and ancillary businesses. So full speed ahead on that while having significant cash to delever.

The next question for Jenna. What is the plan to transition REMAX agents onto the Real platform? Will there be any changes to the model?

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Jenna Rozenblat (Real)

So first, Real and REMAX are going to continue operating as distinct brands with their distinct models and value propositions. There's not going to be any forced migration of REMAX agents or franchisees onto the Real model. They'll stay completely separate. What this does open up, though, however, is access to the technology and services that we've built to help make agents' jobs easier and more efficient. That includes our proprietary software reZEN, Leo AI, Real Wallet, ancillary services and consumer lead generation tools. And these tools are the same tools powering Real's operations. So franchisees stand to benefit from the same operational efficiency that we've built into our own business.

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Ravi Jani (Real)

What is the projected timeline to complete the acquisition of REMAX and what are your three largest hurdles pertaining to the deal during this period of time?

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Tamir Poleg (Real)

On timeline, we expect to file the necessary documents over the next few weeks. The transaction, as you know, requires shareholder approvals on both sides and standard regulatory clearances. So based on typical timelines of – for transactions of this type, we are targeting a close in the second half of the year as we communicated before and we will provide a more specific window as we get further into the process.

On the three biggest things we are focused on, first, it's ensuring agent and franchisee retentions through the transition. REMAX network has built very deep relationships with the franchisees over many, many decades. The most important thing we can do between signing and closing is to communicate very clearly and demonstrating to REMAX agents and franchisees as well and also Real agents that their businesses are going to be better and not disrupted by this combination. And if we do that well, we hope that retention piece will just take care of itself.

Second, operational stability on day one. When we close, agents and franchisees on both sides of the combination – combination need to wake up and find their businesses running exactly as they were the day before. This is a non-negotiable for us at this point, and we are doing the integration planning work now before we close so that the day of close is going to be a boring day in the best possible way.

And then I would say, third, just being laser focused on delivering the synergies. We were targeting $30 million in run rate savings grounded in Real duplicative overhead and corporate costs. But synergies don't realize themselves, we need to work for that. They require thoughtful decisions. They require a disciplined execution and organizational alignment. We have a clear road map and we are holding ourself accountable to it. So those are the three and we think about them honestly all day, every day.

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Cautionary Disclosure Regarding Forward-Looking Statements

This communication contains certain “forward-looking statements” and “forward-looking information” within the meaning of applicable United States and Canadian securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements/forward-looking information include all statements that do not relate solely to historical or current facts, and can generally be identified by the use of words such as “believe,” “expect,” “anticipate,” “intend,” “project,” “estimate,” “potential,” “plan,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could.” These forward-looking statements/forward-looking information include, but are not limited to, statements related to the expected benefits of the proposed transaction; the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, including the expected leverage of the combined company and the amount and timing of synergies from the proposed transaction; the completion of the transaction and the expected timeline; and the ability to satisfy all closing conditions, including the receipt of required approvals for the transaction. Forward-looking statements/forward-looking information inherently involve many risks and uncertainties that could cause actual results to differ materially from those projected in these statements, including statements about the consummation of the proposed transaction and the anticipated benefits thereof. Where, in any forward-looking statement, The Real Brokerage Inc. (“Real”) or RE/MAX Holdings, Inc. (“REMAX Holdings”) express an expectation or belief as to future results or events, it is based on Real and/or RE/MAX Holdings’ current plans and expectations, expressed in good faith and believed to have a reasonable basis. However, neither Real nor RE/MAX Holdings can give any assurance that any such expectation or belief will result or will be achieved or accomplished. Important risk factors that may cause such a difference include, but are not limited to: Real’s and RE/MAX Holdings’ ability to consummate the proposed transaction on the expected timeline or at all; Real’s and RE/MAX Holdings’ ability to obtain the necessary regulatory approvals in a timely manner and the risk that such approvals are not obtained or are obtained subject to conditions that are not anticipated; Real’s or RE/MAX Holdings’ ability to obtain approval of their shareholders; the risk that a condition of closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction might otherwise not occur; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the merger agreement, including in circumstances requiring Real or RE/MAX Holdings to pay a termination fee; the diversion of management time on transaction-related issues; risks related to disruption from the proposed transaction, including disruption of management time from current plans and ongoing business operations due to the proposed transaction and integration matters; the risk that the proposed transaction and its announcement could have an adverse effect on Real’s and RE/MAX Holdings’ ability to retain agents, franchisees and personnel or that there could be potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; unexpected costs, charges or expenses resulting from the proposed transaction; potential litigation relating to the proposed transaction that could be instituted against the parties to the merger agreement or their respective directors, managers or officers, including the effects of any outcomes related thereto; the ability of the combined company to achieve the synergies and other anticipated benefits expected from the proposed transaction or such synergies and other anticipated benefits taking longer to realize than anticipated; the ability of the combined company to achieve the expected leverage or such leverage taking longer to realize than anticipated; Real’s ability to integrate RE/MAX Holdings promptly and effectively; anticipated tax treatment, unforeseen liabilities, future capital expenditures, economic performance, future prospects and business and management strategies for the management, expansion and growth of the combined company’s operations; certain restrictions during the pendency of the proposed transaction that may impact Real’s or RE/MAX Holdings’ ability to pursue certain business opportunities or strategic transactions or otherwise operate their respective businesses; and other risk factors detailed from time to time in Real’s and RE/MAX Holdings’ reports filed with the SEC and Real’s reports filed with Canadian securities regulators, including Real’s annual report on Form 40-F, current reports on Form 6-K and other documents filed with the SEC, and RE/MAX Holdings’ annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC and Real’s audited annual financial statements and annual management’s discussion and analysis for the financial year ended December 31, 2025 and Annual Information Form dated March 4, 2026 filed with Canadian securities regulators, including documents that will be filed with the SEC and Canadian securities regulators in connection with the proposed transaction.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus that will be included in the Registration Statement and the Real management information circular that will each be filed with the SEC and Canadian securities regulators, as applicable, in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the Registration Statement will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements/forward-looking information. You should not place undue reliance on any of these forward-looking statements/forward-looking information as they are not guarantees of future performance or outcomes; actual performance and outcomes, including, without limitation, Real’s or RE/MAX Holdings’ actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which Real or RE/MAX Holdings operate, may differ materially from those made in or suggested by the forward-looking statements/forward-looking information contained in this communication. Neither Real nor RE/MAX Holdings assumes any obligation to publicly provide revisions or updates to any forward-looking statements/forward-looking information, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Neither future distribution of this communication nor the continued availability of this communication in archive form on Real’s or RE/MAX Holdings’ website should be deemed to constitute an update or re-affirmation of these statements as of any future date.

Important Information and Where to Find It

In connection with the proposed transaction between Real and RE/MAX Holdings, Real and RE/MAX Holdings will file relevant materials with the SEC and Canadian securities regulators, as applicable, including a management information circular of Real and a registration statement on Form S-4 (the “Registration Statement”) that will include a proxy statement of RE/MAX Holdings and prospectus of Real REMAX Group. Real’s management information circular will be mailed to securityholders of Real and the proxy statement/prospectus will be mailed to shareholders of each of RE/MAX Holdings and Real, in each case seeking their respective approval of the proposed transaction and other related matters. This communication is not a substitute for the Registration Statement, the proxy statement/prospectus, the Real management information circular or any other document that Real or RE/MAX Holdings (as applicable) may file with the SEC and Canadian securities regulators, as applicable, in connection with the proposed transaction.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF REAL AND RE/MAX HOLDINGS ARE URGED TO READ THE REGISTRATION STATEMENT, THE REAL MANAGEMENT INFORMATION CIRCULAR, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORS, AS APPLICABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of the Registration Statement, the Real management information circular and the proxy statement/prospectus (when they become available), as well as other filings containing important information about Real or RE/MAX Holdings, without charge at the SEC’s Internet website (http://www.sec.gov) and under Real’s profile on SEDAR+ at www.sedarplus.ca, as applicable. Copies of the documents filed with the SEC and the Canadian securities regulators by Real will be available free of charge on Real’s internet website at https://investors.onereal.com or by contacting Real’s investor relations contact at investors@therealbrokerage.com. Copies of the documents filed with the SEC by RE/MAX Holdings will be available free of charge on RE/MAX Holdings’ internet website at https://investors.remaxholdings.com or by contacting RE/MAX Holdings’ investor relations contact at investorrelations@remax.com. The information included on, or accessible through, Real’s website or RE/MAX Holdings’ website is not incorporated by reference into this communication or Real’s and RE/MAX Holdings’ respective filings with the SEC and Canadian securities regulators, as applicable.

Participants in the Solicitation

Real, RE/MAX Holdings, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Real is set forth in its management information circular for its 2026 annual meeting of shareholders, which was filed with the Canadian securities regulators on April 24, 2026 (the “Real Annual Meeting Circular”) and in its Form 6-K, which was filed with the SEC on April 24, 2026. Please refer to the sections captioned “Election of Directors,” “Statement of Corporate Governance Practices,” and “Compensation Discussion and Analysis” in the Real Annual Meeting Circular. To the extent holdings of such participants in Real’s securities have changed since the amounts described in the Real Annual Meeting Circular, such changes have been reflected on a Notice of Proposed Sale of Securities pursuant to Rule 144 under the U.S. Securities Act on Form 144 filed with the SEC and in insider reports filed with the Canadian securities regulators on SEDI at wwww.sedi.ca. Information about the directors and executive officers of RE/MAX Holdings is set forth in its proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on April 3, 2025 (the “RE/MAX Holdings Annual Meeting Proxy Statement”) and in its Form 8-K, which was filed with the SEC on May 20, 2025. Please refer to the sections captioned “Corporate Governance,” “Director Compensation,” “Information about Executive Officers,” “Compensation Discussion and Analysis,” “Stock Ownership of Certain Beneficial Owners and Management,” and “Certain Relationships and Related Party Transactions” in the RE/MAX Holdings Annual Meeting Proxy Statement. To the extent holdings of such participants in RE/MAX Holdings’ securities have changed since the amounts described in the RE/MAX Holdings Annual Meeting Proxy Statement, such changes have been reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=1581091&owner=exclude under the tab “Ownership Disclosures.” These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the Real management information circular and the proxy statement/prospectus and the other relevant materials filed with the SEC and Canadian securities regulators, as applicable, when they become available.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act and otherwise in accordance with applicable Canadian securities laws.